United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of MAY 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

The NYSE Accepts Natuzzi’s Plan to Regain Compliance with Continued Listing Standards

Santeramo in Colle, Bari, Italy – May 22, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) announced today that on May 20, 2026, the New York Stock Exchange (the “NYSE”) notified the Company that it had accepted its plan to regain compliance with the NYSE’s continued listing standards.

As previously reported, on January 6, 2026, the Company received a notice from the NYSE stating that it was no longer in compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual relating to market capitalization and shareholders’ equity.

The Company submitted a compliance plan to the NYSE on April 6, 2026 and subsequently on May 18, 2026 advising how the Company intends to regain compliance with the continued listing standards within 18 months of January 6, 2026 (i.e., by July 6, 2027). The Company is subject to periodic review by the NYSE for compliance with the initiatives set forth in the plan. If the Company is not in compliance with the continued listing standards by July 6, 2027, or if it does not make progress consistent with the plan during the plan period, the NYSE may initiate delisting proceedings as appropriate. The Company intends to regain compliance with the NYSE’s continued listing standards by such date; however, there is no assurance that the Company will be able to do so.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of December 31, 2025, Natuzzi distributes its collections worldwide through a global retail network of 564 monobrand stores, 487 Natuzzi galleries, along with more than 550 curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	May 22, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi